                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)




                            Seal Holdings Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.20 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   812070 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Stuart L. Rosow, Esq.
                               Proskauer Rose, LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                                 (212) 969-3000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 10, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  812070 10 0                                       Page 1 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                M. Lee Pearce, M.D.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       28,168,419
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       28,968,419
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,200,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             30,168,419 (95.5%)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                95.5%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  812070 10 0                                       Page 2 of 6 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Robert G. Tancredi, M.D.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       2,000,000
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       1,200,000
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,200,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.3%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.           Security and Issuer

This statement on Schedule 13D, Amendment No. 1 (the "13D Amendment") relates to the Class A Common Stock, par value $.20 per share (the "Class A Common Shares") of Seal Holdings Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334.

The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each Item of this 13D Amendment are qualified in their entirety by the provisions of such Exhibits.

Item 2.           Identity and Background

(a) -(c) This 13D Amendment is being filed jointly by M. Lee Pearce, M.D. ("Pearce") and Robert G. Tancredi, M.D. ("Tancredi") (collectively, the "Reporting Persons").

         Pearce is the Chairman of the Board and a Class B Director of the Issuer, whose business address is 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334. Tancredi is the Chief Executive Officer and a Class B Director of the Issuer.

(d)-(e) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Pearce and Tancredi are both United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

All of the 2,000,000 shares of the Issuer which are the subject of this 13D Amendment were acquired by the Reporting Persons in connection with the formation of PearTan, LLC, a Delaware limited liability company ("PearTan"). Pearce contributed 2,000,000 shares (the "Shares") of the Issuer's Class A Common Stock, pursuant to the terms of the PearTan Limited Liability Company Agreement (the "LLC Agreement"), dated as of June 10, 1999, and Tancredi contributed $225,000 to PearTan.

Item 4.  Purpose of Transaction

The Shares were acquired by the Reporting Persons pursuant to the LLC Agreement described in Item 3 above. The Reporting Persons presently intend to hold the Issuer's shares for investment.

(a)-(j) The Reporting Persons do not have any plans with respect to their securities of the nature set forth in Item 4 (a)-(j), however, the Reporting Persons may, from time to time, acquire additional shares or dispose of the shares which they own. In addition, the Reporting Persons are aware that the Issuer explores, from time to time, potential business combination opportunities which may result in the acquisition by others of additional securities of the Issuer or the disposition of securities of the Issuer or which may result in a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

Item 5.   Interest in Securities of the Issuer

See response to Item 3.

(a) The number of Class A Common Shares beneficially owned by Pearce is equal to 30,168,419, which constitutes 95.5% of the outstanding Class A Common Shares as of April 23, 1999 (plus shares issuable to Pearce upon conversion of 2,000,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Shares") that are automatically convertible into 20,000,000 shares of Class A Common Shares at such time as an amendment to the Issuer's Certificate of Incorporation to increase its authorized shares of Class A Common Shares is filed with the Delaware Secretary of State. The authority to increase the authorized shares is expected to be voted upon by the Issuer's stockholders at the Issuer's Annual Meeting of Stockholders. Until such time as the Series A Preferred Stock is converted, Pearce is entitled to ten votes for each one share of Series A Preferred Stock held. Pearce also owns 25,000 shares of Class B Common Stock, which represents all of the issued and outstanding shares of that class of stock. The Class B Common Stock is entitled to one vote per share and is entitled to elect a majority of the Board of Directors of the Issuer. Tancredi does not own any Class A Common Shares (or other securities of the Issuer), except through PearTan.

(b) Pearce has the sole power to vote 28,168,419 Class A Common Shares, which includes the sole power to vote and to dispose or direct the disposition of 2,000,000 Series A Preferred Shares. Such shares entitle Pearce to ten votes for each Series A Preferred Share so held. Subject to the discussion in Item 6 below, Pearce has shared power with Tancredi to vote or to direct the vote of 2,000,000 Class A Common Shares held of record by PearTan, as described in the LLC Agreement. Pearce has the sole power to direct the disposition of 28,968,419 Class A Common Shares, including 800,000 of the Class A Common Shares held of record by PearTan and the 20,000,000 shares of Class A Common Shares issuable upon conversion of the Series A Preferred Shares. Pearce has shared power with Tancredi to direct the disposition of the remaining 1,200,000 Class A Common Shares held of record by PearTan.

         Tancredi has the sole power to vote and to dispose or direct the disposition of no Class A Common Shares. Subject to the discussion in Item 6 below, Tancredi has shared power with Pearce to vote or to direct the vote of 2,000,000 Class A Common Shares. Tancredi has shared power with Pearce to direct the disposition of 1,200,000 Class A Common Shares.

(c) There have not been any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on
Schedule 13D, whichever is less, by the Reporting Persons, other than as described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         PearTan is managed by Pearce and Tancredi, the sole members of PearTan. Shares of the Issuer's stock held by PearTan may not be sold or otherwise disposed of without the consent of both Pearce and Tancredi, except that Pearce shall have the right to cause PearTan to sell up to 800,000 shares. The voting of the 2,000,000 shares of the Issuer's Class A Shares held of record by PearTan on any matter submitted to the vote of the Issuer's stockholders shall be as Pearce and Tancredi may agree. If no agreement can be reached, Tancredi shall have the right to determine how PearTan will vote a number of shares equal to 500,000 shares plus up to 600,000 additional shares that may accrue over a three year period. Pearce shall have the right to determine how PearTan will vote on the balance of such 2,000,000 shares. Notwithstanding the foregoing, and as more fully set forth in the LLC Agreement, Tancredi's right to vote the additional 600,000 shares may be accelerated or forfeited in the event of a change in control of the Issuer or a termination of Tancredi's employment with the Issuer.

          With the exception of 800,000 of the Shares for which Pearce has sole dispositive power, the Shares are subject to certain transfer restrictions.

Item 7. Material to Be Filed as Exhibits

(a) PearTan, LLC Limited Liability Company Agreement dated as of June 10, 1999 and effective as of May 26, 1999.

(b) Joint Filing agreement by and among M. Lee Pearce, M.D. and Robert G. Tancredi, M.D. dated June 14, 1999.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 14, 1999

                                                  /s/ M. Lee Pearce, M.D.
                                                  -----------------------------
                                                  M. Lee Pearce, M.D.


                                                  /s/ Robert G. Tancredi, M.D.
                                                  -----------------------------
                                                  Robert G. Tancredi, M.D.

                                    EXHIBIT A

                   PEARTAN LIMITED LIABILITY COMPANY AGREEMENT

                                  PEARTAN, LLC

                       LIMITED LIABILITY COMPANY AGREEMENT


















                               As of May 26, 1999

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
ARTICLE I

         DEFINITIONS..............................................................................................1
         Section 1.1         Definitions..........................................................................1

ARTICLE II

         ORGANIZATION.............................................................................................7
         Section 2.1         Name and Place of Business...........................................................7
         Section 2.2         Purpose and Powers of the Company....................................................7
         Section 2.3         Registered Agent and Office..........................................................7
         Section 2.4         Commencement; Term...................................................................7

ARTICLE III

         MEMBERS..................................................................................................8
         Section 3.1         Admission of Members.................................................................8
         Section 3.2         Management...........................................................................8
         Section 3.3         Limitation on Members' Liabilities...................................................8

ARTICLE IV

         CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS...............................................................8
         Section 4.1         Original Capital Contributions and Percentage Interest...............................8
         Section 4.2         Capital Accounts.....................................................................9
         Section 4.3         Nature of Contributions.............................................................10
         Section 4.4         Investment of Capital Contributions.................................................10
         Section 4.5         Transfer of Interest................................................................10
         Section 4.6         Sale of Seal Shares.................................................................10

ARTICLE V

         ALLOCATIONS.............................................................................................11
         Section 5.1         Profits.............................................................................11
         Section 5.2         Losses..............................................................................11
         Section 5.3         Other Allocation Rules..............................................................12
         Section 5.4         Tax Allocations; Section 704(c) of the Code.........................................12
         Section 5.5         Tax Matters Member..................................................................13


                                TABLE OF CONTENTS
                                   (Continued)

                                                                                                               Page
                                                                                                               ----
ARTICLE VI

         DISTRIBUTIONS...........................................................................................13
         Section 6.1         Distributions.......................................................................13

ARTICLE VII

         BOOKS, RECORDS, ACCOUNTING AND REPORTS..................................................................14
         Section 7.1         Books of Account....................................................................14
         Section 7.2         Financial Reports...................................................................14
         Section 7.3         Accounting Decisions................................................................15
         Section 7.4         Taxable Year; Accounting Method, Elections..........................................15
         Section 7.5         Deposit of Initial Shares and Vested Shares.........................................15

ARTICLE VIII

         TRANSFER OF INTEREST; ADMISSION, WITHDRAWAL,
         DISABILITY OR REMOVAL OF MEMBERS........................................................................15
         Section 8.1         Limitation on Transfers of Interests................................................15
         Section 8.2         Admission of Members................................................................15
         Section 8.3         Withdrawal of Tancredi..............................................................16
         Section 8.4         Death, Disability or Bankruptcy of a Member.........................................16

ARTICLE IX

         AMENDMENTS..............................................................................................17

ARTICLE X

         DISSOLUTION OF THE COMPANY..............................................................................17
         Section 10.1        Events Causing Dissolution..........................................................17
         Section 10.2        Liquidation.........................................................................17

ARTICLE XI

         EXCULPATION; INDEMNIFICATION; EXPENSES..................................................................18
         Section 11.1        Exculpation.........................................................................18
         Section 11.2        Indemnification.....................................................................18
         Section 11.3        Company Expenses....................................................................18

                                       ii

                                TABLE OF CONTENTS
                                   (Continued)


                                                                                                               Page
                                                                                                               ----
ARTICLE XII

         MISCELLANEOUS...........................................................................................18
         Section 12.1        Severability........................................................................18
         Section 12.2        Headings............................................................................19
         Section 12.3        Binding Agreement...................................................................19
         Section 12.4        Applicable Law......................................................................19
         Section 12.5        Entire Agreement; No Oral Modification..............................................19
         Section 12.6        Agreement in Counterparts...........................................................19
         Section 12.7        No Right of Partition...............................................................19
         Section 12.8        Qualification and Assumed Name Filings..............................................19
         Section 12.9        Jurisdiction and Venue..............................................................19
         Section 12.10       Notices.............................................................................20
         Section 12.11       No Third Party Beneficiary..........................................................20


                                  PEARTAN, LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

         LIMITED LIABILITY COMPANY AGREEMENT, dated as of May 26, 1999 by and between M. Lee Pearce, M.D. ("Pearce") and Robert Tancredi ("Tancredi") (individually referred to as "Member," and collectively referred to as "Members").

                    In order to form a limited liability company under the laws of the State of Delaware under the name of PearTan, LLC(the "Company"), the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         Section 1.1 Definitions. As used herein, unless the context otherwise requires, each of the following terms shall have the meaning given to it below, which meaning shall be applicable to both the singular and plural forms of the term defined; and unless otherwise indicated, all section references hereto are to sections of this Agreement.

         "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

                    (i) crediting to such Capital Account any amounts which such Member is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and

                    (ii) debiting from such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

         The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

         "Affiliate" of a Person (the "Principal") shall mean: (i) any Person who controls, is controlled by or under common control with the Principal; (ii) if the Principal is not an individual, any officer, director, trustee, general partner, managing member or employee of the Principal; and (iii) if the Principal is an individual, any spouse or immediate family member of the Principal or of any other Person included in clause (i) or (ii) above.

         "Agreement" shall mean this Limited Liability Company Agreement, as it may be amended, supplemented or restated from time to time.

         "Bank" shall mean a bank organized under the laws of the United States or any state thereof with equity capital in excess of $100,000,000.

         "Bankruptcy" of a Person shall be deemed to occur when such Person: makes an assignment for the benefit of creditors; files a voluntary petition in bankruptcy; is adjudged a bankrupt or insolvent, or has entered against it an order for relief in any bankruptcy or insolvency proceeding; files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature; or seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of that Person or of all or any substantial part of its properties.

         "Capital Account" means, with respect to any Member, the account maintained for such Member in accordance with the provisions of Section 4.2 hereof.

         "Capital Contribution" means, with respect to any Member, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member pursuant to Section 4.1 hereof with respect to such Member's Interest (or deemed contributed under Treasury Regulation Section 1.704-1(b)(2)(iv)(d)), net of any liabilities that are secured by such property, or that the Company or any other Member is considered to assume under Code Section 752.

         "Capital Withdrawal" means the amount of cash or the Gross Asset Value of any non-cash property which a Member has withdrawn from the Company, from time to time, net of any liabilities that are secured by such property or that the Member is considered to assume under Code Section 752.

         "Cause" means (a) a willful breach by Tancredi of any material provision of the Executive Employment Agreement that remains uncured by Tancredi after thirty (30) days' written notice is received by Tancredi of such breach from the board of directors of Seal, (b) Tancredi's habitual neglect of his duties, (c) Tancredi's material dishonesty, misappropriation or fraud with regard to Seal (other than good faith expense account disputes) or (d) Tancredi's conviction of a felony.

         "Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company as required under Delaware LLCA.

         "Code" means the Internal Revenue Code of 1986, as amended, or any subsequent revenue law of the United States in effect from time to time.

         "Company" shall mean PearTan, LLC.

         "Control" (including the terms "controlling", "controlled by" and "under common control with") with respect to a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

         "Deemed Withdrawal Notice" shall have the meaning given to it in
Section 8.5.

         "Delaware LLCA" means the Delaware Limited Liability Company Act (ss.18-101 et seq.) and as amended from time to time.

         "Depreciation" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such fiscal year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such fiscal year or other period bears to such beginning adjusted tax basis; and provided further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

         "Designee" shall have the meaning given to it in the definition of "Gross Asset Value" below.

         "Disability" shall have the meaning given to it in Section 8.5.

         "Disabled Member" shall have the meaning given to it in Section 8.5.

         "Executive Employment Agreement" means the employment agreement dated as of April 1, 1999 by and between Seal and Tancredi.

         "Fair Market Value" means, as of the third business day before the date of distribution to Tancredi, the average of the closing prices of one share of Seal stock as recorded on the established securities market on which Seal stock is traded for the immediately preceding twenty days on which Seal stock was traded. If Seal stock is not traded on an established securities market or is thinly traded, Fair Market Value shall be determined by an investment banker mutually acceptable to the Members.

         "Gross Asset Value" means, with respect to any asset, such asset's adjusted basis for federal income tax purposes, except as follows:

                    (i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as reasonably determined by the Members, provided that the initial Gross Asset Value of the assets contributed to the Company pursuant to Section 4.1 shall be as set forth in such Section;

                    (ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as of the following times: (a) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) if a Withdrawal Notice is given pursuant to Section 8.3 or a Deemed Withdrawal Notice is given pursuant to Section 8.4 or there is a distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for such Member's Interest; and (c) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

                    (iii) the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution, as reasonably determined by the Members subject, however, to the provisions of Section 8.3;

                    (iv) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and subparagraph (iv) of the definition of "Profits and Losses" set forth below; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent the Members determine that an adjustment pursuant to subparagraph (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv); and

                    (v) The determination of fair market values pursuant to subparagraph (ii) above shall be as reasonably determined by the Members, except that any determination of the fair market values of Company assets pursuant to clause (b) of subparagraph (ii) above shall be made jointly by the Members and the Withdrawing Member (or his personal or legal representatives in the case of a Disabled Member).

                    If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (i), (ii), (iii), (iv) or (v), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

         "Initial Shares" means the 300,000 shares of Class A common stock of Seal.

         "Interest" of a Member at any given time means the then percentage ownership interest of a Member in the Company, including any and all rights and benefits to which a Member may be entitled as provided in this Agreement, together with the obligations to comply with all terms and provisions of this Agreement.

         "Member" or "Members" means Pearce and Tancredi, including any Person admitted to the Company after the date hereof (but excluding any Person who shall withdraw the entire value of his or her Interest).

         "Net Cash Flow" means, for each fiscal year or other period of the Company, the gross cash receipts of the Company from all sources, including, without limitation, the sale of the Stock, but excluding any amounts used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies. Net Cash Flow shall be determined in accordance with the accrual or cash receipts and disbursements method of accounting, and otherwise in accordance with generally accepted accounting principles, consistently applied. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances or other non-cash items, but shall be increased by any reduction of reserves previously established.

         "Opening Capital Account Balance" means, the Original Capital Contribution of each Member made pursuant to Section 4.1, as set forth on Schedule A annexed hereto.

         "Original Capital Contribution" means, with respect to each Member, the Capital Contribution made by such Member pursuant to Section 4.1, reduced by the amount of any liabilities of such Member assumed by the Company in connection with such Capital Contribution or which are secured by any property contributed by such Member to the Company as a part of such Capital Contribution. In the event all or a portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Original Capital Contribution of the transferor to the extent it relates to the transferred Interest.

         "Pearce" means M. Lee Pearce, M.D.

         "Percentage Interest" means, with respect to any Member as of any date, such Member's Interest as a percentage of all Members' Interests in the Company (as it may be amended from time to time pursuant to the terms hereof). The Percentage Interest as of any date will be calculated as follows: Tancredi's Percentage Interest will be: (a) the sum of the number of Initial Shares and Vested Shares as of such date, over (b) the aggregate number of Seal shares then held by the Company, multiplied by 100 percent. Pearce's Percentage Interest as of such date shall be: 100 percent minus Tancredi's Percentage Interest.

         "Permitted Temporary Investments" shall mean (a) United States treasury and federal agency full faith and credit obligations with maturities of not more than one year and one day, (b) banker's acceptances and interest-bearing deposits (including without limitation certificates of deposit) in United States Dollars in Banks, and (c) commercial paper of a domestic issuer rated at least A-1 by Standard & Poor's Corporation or P-1 by Moody's Investor's Service, Inc. with maturities of nine months or less from the date of acquisition.

         "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or any other juridical entity, or a government (domestic or foreign) or any agency or political subdivision thereof.

         "Profits" and "Losses" means, for each fiscal year, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with section 703(a) of the Code

(but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to section 703(a)(1) of the Code), with the following adjustments:

                    (i) any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

                    (ii) any expenditures of the Company described in section 705(a)(2)(B) of the Code (or treated as expenditures described in section 705(a)(2)(B) of the Code pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss;

                    (iii) in the event the Gross Asset Value of any Company asset is adjusted in accordance with Paragraph (ii) or Paragraph (iii) of the definition of "Gross Asset Value" above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

                    (iv) gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

                    (v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with the definition of "Depreciation" above; and

                    (vi) To the extent that a Code Section 734(b) or Code
Section 743(b) adjustment is required to be taken into account in determining Capital Accounts, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

                    (vii) Upon the distribution of assets in kind, Profits and Losses shall also include the amount of gain or loss the Company would have recognized had such assets been sold for their fair market value.

         "Seal" means Seal Holdings, Corp..

         "Stock" shall mean 2,000,000 shares of Seal Class A common stock contributed by Pearce and having a Gross Asset Value of $1,500,000 on the date of such contribution, as the same may be distributed or disposed of in accordance with the terms of this Agreement, and as the same may be adjusted by reason of stock dividends, stock splits or otherwise.

         "Tancredi" means Robert Tancredi, M.D.

         "Tax Matters Member" shall mean Pearce.

         "Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

         "Vested Shares" shall mean the shares of Seal Holdings, Corp. that are treated as vested to Tancredi. For purposes of this Agreement, 200,000 shares shall be considered Vested Shares on the date of this Agreement and an additional 200,000 shares shall be considered as Vested Shares on each of the first, second and third anniversary of the date of this Agreement. In the aggregate, upon the third anniversary hereof, there should be 800,000 Vested Shares. Notwithstanding the foregoing (a) the portion of the 800,000 shares that are not Vested Shares shall become Vested Shares upon (i) the termination of Tancredi's employment with Seal without "cause" (as defined in Section 7(c)(1) of the Executive Employment Agreement) or upon his death or disability ("Disability" as defined in Section 7(d) of the Executive Employment Agreement) or (ii) a change of control of Seal ("Change of Control" as defined in Section 7(e) of the Executive Employment Agreement); and (b) no additional shares shall become Vested Shares after the termination of Tancredi's employment, whether by Seal for "cause" or voluntarily by Tancredi (pursuant to Section 7(c) or (d), as applicable, of the Executive Employment Agreement).

         "Withdrawal Notice" shall have the meaning given to it in Section 8.3.

         "Withdrawing Member" shall mean a Member who withdraws from the Company pursuant to Section 8.3 or a Disabled Member.


                                   ARTICLE II

                                  ORGANIZATION

         Section 2.1 Name and Place of Business. The name of the Company shall be "PearTan, LLC" or such other name as the Members may agree. All business, operations and activities of the Company shall be conducted under such name. The principal place of business for the Company shall be 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334 or such other place or places as the Members may agree.

         Section 2.2 Purpose and Powers of the Company. The Company is organized for the purpose of engaging in any lawful act or activity for which limited liability companies may be organized under the Delaware LLCA. In furtherance of the foregoing, the Company shall have all powers necessary, desirable or convenient for the accomplishment of its objectives, except where specifically limited pursuant to this Agreement.

         Section 2.3 Registered Agent and Office. The Company's registered agent and office in the State of Delaware shall be as determined by the Members.

         Section 2.4 Commencement; Term. The Company shall commence its term on the date of the filing of the Certificate in the office of the Secretary of State of the State of Delaware and shall have perpetual existence unless dissolved in accordance with the provisions of this Agreement.


                                   ARTICLE III

                                     MEMBERS

         Section 3.1 Admission of Members. Pearce and Tancredi shall be the Members.

         Section 3.2 Management. Subject to the terms and provisions hereof and to the rights and obligations of Members under the Delaware LLCA, the management, operation and policies of the Company and the authority to take all action in the name and on behalf of the Company, including, without limitation, the acquisition of any or all of the assets of the Company, shall be vested fully and exclusively in the Members, who shall have all rights and powers generally conferred on members under the Delaware LLCA and all rights and powers necessary, advisable or consistent with the purposes and powers of the Company, except as otherwise expressly provided herein. The Company shall be managed jointly by the Members. Shares of Seal stock held by the Company may not be sold or otherwise disposed of without the consent of both Members, except that Pearce shall have the right to cause the Company to sell up to 800,000 shares (as provided in Section 4.6(a)). The voting of Seal shares on any matter submitted to the Seal shareholders for a vote shall be as the Members may agree, and if no agreement can be reached, Tancredi shall have the right to determine how the Company will vote a number of shares equal to 300,000 plus the number of then Vested Shares and Pearce shall have the right to determine how the Company will vote the balance.

         Section 3.3 Limitation on Members' Liabilities. A Member shall have no personal liability or responsibility under this Agreement to the Company in excess of his Capital Contribution. No Member, in his capacity as such, shall be liable to third parties for any debts, liabilities or obligations of the Company except to the extent of distributions received by it, except as otherwise required by the Delaware LLCA or other applicable law.

                                   ARTICLE IV

                   CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

         Section 4.1 Original Capital Contributions and Percentage Interest. (a) Schedule A hereto sets forth the Original Capital Contributions to be made to the Company by each Member, the nature of their respective contributions, and for contributions other than cash, the Gross Asset Value. Pearce has contributed the Stock to the Company, which shall be registered in the name of the Company. The agreed Gross Asset Value of the Stock on the date of contribution is $1,500,000. Tancredi has contributed cash in the amount of $45,000 and a five year note (the "Note") with a principal value of $180,000 to be paid off in equal annual principal installments together with interest at an annual rate of 5.75%.

         (b) All stock contributed by Pearce to the Company shall bear the following legend:

                                              "TRANSFER RESTRICTIONS

                             The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act") or under any state securities law. The securities may not be offered, sold or otherwise transferred unless they are registered under the Act and all applicable state securities laws, or unless the issuer is satisfied that registration is not required under the Act or any such state securities laws. The issuer may require, among other things, an opinion of counsel acceptable to it that such registration is not required.

                             The securities represented by this certificate are subject to a Limited Liability Company Agreement by and between M. Lee Pearce, M.D. and Robert Tancredi (the "Agreement"), dated as of May 26, 1999. The securities may not be offered, sold or otherwise transferred except in accordance with the Agreement. The issuer will require an opinion of counsel acceptable to it that such transfer has been completed in accordance with the Agreement. A copy of the Agreement will be furnished without charge by the issuer to any prospective transferee."

         Section 4.2 Capital Accounts. A single Capital Account shall be established and maintained for each Member (regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of section 704(b) of the Code and regulations thereunder. Each Member's Opening Capital Account Balance shall be the amount of such Member's Original Capital Contribution made pursuant to Section 4.1, as set forth on Schedule A annexed hereto. Thereafter, the Member's Capital Account shall be maintained in accordance with the following provisions:

                    (i) such Member's Capital Account shall be increased by: (a) the amount of cash hereafter contributed by such Member to the Company; (b) the Gross Asset Value of property, if any, hereafter contributed by such Member to the Company (net of liabilities that are secured by such contributed property, or that the Company or any other Member is considered to assume under Code
Section 752); (c) the amount of any Company liabilities that are assumed by such Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(c); and (d) allocations to such Member of Profits pursuant to Section 5.1 hereof; and

                    (ii) such Member's Capital Account shall be decreased by:
(a) the amount of cash distributed to such Member by the Company; (b) the Gross Asset Value of property distributed to such Member by the Company (net of liabilities that are secured by such distributed property or that such Member is considered to assume or take under Code Section 752); (c) allocations to such Member of Losses pursuant to Section 5.2 hereof; and (d) the amount of such Member's individual liabilities that are assumed by the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(c).

                    The Members' respective Capital Accounts shall be determined and maintained at all times in accordance with all the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv).

         Section 4.3 Nature of Contributions. No Member shall be required to make any capital contributions to the Company other than as provided herein or to lend any funds to the Company. No interest shall be paid on any Capital Contributions and, except as otherwise provided herein, no Member may withdraw any Capital Contributions or any part thereof made by that Member.

         Section 4.4 Investment of Capital Contributions. Pending use by the Company or return to the Members, Capital Contributions consisting of cash or cash equivalents shall be invested in Permitted Temporary Investments.

         Section 4.5 Transfer of Interest. If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest.

         Section 4.6 Sale of Seal Shares.

                  (a) Pearce may cause the Company to sell up to 800,000 shares of Seal stock without the consent of Tancredi.

                  (b) All other sales of Seal shares must be pursuant to an agreement of the Members. The Members shall also agree on the economic interest of each Member in the shares being sold.

                                    ARTICLE V

                                   ALLOCATIONS

         Section 5.1 Profits.

         Section 5.1.1 Ordinary Income. Profits derived from ordinary income for any fiscal year shall be allocated pro rata to the Members in proportion to their Percentage Interests.

         Section 5.1.2 Sale of Seal Stock.

                  (a) Profits derived from the sale of Seal stock pursuant to
Section 4.6(a) shall be allocated to Pearce.

                  (b) Profits derived from the sale of Seal stock under a joint agreement of the Members pursuant to Section 4.6(b) shall be allocated according to such joint agreement. To the extent that the sale of Seal stock causes a change in control of Seal and an acceleration of the Vesting Schedule, Profits shall be allocated according to Section 5.1.3.

         Section 5.1.3 Liquidation. Profits upon liquidation, sale of all the assets or Tancredi's withdrawal for any fiscal year shall be allocated in the following order and priority:

                  (a) First, 100% to the Members to the extent of, and in proportion to, any deficit balance in their respective Adjusted Capital Accounts, until such deficit balance is eliminated;

                  (b) Second, 100% to Pearce and Tancredi until the balances of their Capital Accounts are equal to the amount of their unreturned Capital Contributions;

                  (c) Third, to Tancredi to the extent required to make his Capital Account balance equal to the excess of (1) the number of Initial Shares and Vested Shares as of the date of distribution multiplied by the Fair Market Value per share, over (2) the number of Vested Shares multiplied by $.75; and

                  (d) Thereafter, the balance to Pearce.

         Section 5.2 Losses.

                  (a) Losses from the sale of Seal stock under a joint agreement of the Members pursuant to Section 4.6(b) shall be allocated according to the joint agreement.

                  (b) All other Losses for any fiscal year shall be allocated to the Members in proportion to their respective positive Capital Account balances, until such balances have been eliminated and thereafter in accordance with their Percentage Interests, subject to the limitation of Section 5.2(c).

                  (c) The Losses allocated pursuant to Section 5.2(a) and (b) shall not exceed the maximum amount of Losses that can be allocated to that Member without causing or increasing an Adjusted Capital Account Deficit for such Member at the end of any fiscal year. All Losses in excess of the amount that may be allocated to that Member shall be re-allocated to any other Members which would not have an Adjusted Capital Account Deficit as a result of the allocation, in proportion to their respective Percentage Interests, or, if no such Members exist, then to the Members in accordance with their respective Percentage Interests.

         Section 5.3 Other Allocation Rules.

                  (a) For purposes of determining Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Members using any method that is permissible under Code Section 706. If an Interest in the Company is transferred or the Percentage Interests in the Company change, except as otherwise provided by Code Section 706, the Profits and Losses and any such other items of the Company shall be allocated between the periods before and after the transfer by the closing-of-the-books method. As of the date of such transfer, the transferee shall succeed to the Capital Account of the transferor Member with respect to the transferred Interest. This paragraph shall apply for purposes of computing a Member's Capital Account and for federal income tax purposes.

                  (b) If any fees or other payments deducted for federal income tax purposes by the Company are recharacterized by a final determination of the Internal Revenue Service as nondeductible distributions to any Member, then, notwithstanding all other allocation provisions, gross income shall be allocated to such Member (for each fiscal year in which such recharacterization occurs) in an amount equal to the fees or payments recharacterized.

                  (c) Section 754 Adjustment. To the extent any adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Treasury Regulations. The Tax Matters Member, on behalf of the Company, shall have the right, in his discretion, to make the election permitted under Code Section 754.

         Section 5.4 Tax Allocations; Section 704(c) of the Code.

                  (a) In accordance with section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.1 hereof).

                  (b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of "Gross Asset Value" contained in Section 1.1 hereof, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under section 704(c) of the Code and the Treasury Regulations thereunder.

                  (c) Any elections or other decisions relating to allocations under this Section 5.4, including the selection of any allocation method permitted under Treasury Regulation ss. 1.704-3, shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 5.4 are solely for the purposes of computing the taxes of the Company and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provisions of this Agreement.

         Section 5.5 Tax Matters Member. Pearce shall be the "Tax Matters Member," and as such, shall be solely responsible for representing the Company in all dealings with the Internal Revenue Service, or any local or foreign tax authorities, but Pearce shall keep all of the other Members reasonably informed of any Company dealings with any tax agency.


                                   ARTICLE VI

                                  DISTRIBUTIONS

         Section 6.1 Distributions.

                    Except as otherwise provided in Section 10.2, any Net Cash Flow during any fiscal year, shall be distributed in cash to the Members in the following order and priority:

         Section 6.1.1 Ordinary Income. Net Cash Flow derived from ordinary income for any fiscal year shall be distributed pro rata to the Members in proportion to their Percentage Interests.

         Section 6.1.2 Sale of Seal Stock.

                  (a) Net Cash Flow derived from the sale of Seal stock pursuant to Section 4.6(a) shall be distributed to Pearce.

                  (b) Net Cash Flow derived from the sale of Seal stock under a joint agreement of the Members pursuant to Section 4.6(b) shall be distributed according to such joint agreement. To the extent that the sale of Seal stock causes a change in control of Seal and an acceleration of the Vesting Schedule, then Net Cash Flow shall be distributed according to Section 6.1.3.

         Section 6.1.3 Liquidation. Net Cash Flow upon liquidation, sale of all the assets or Tancredi's withdrawal for any fiscal year shall be distributed in the following order and priority:

                  (a) First, 100% to Pearce and Tancredi until they have received aggregate distributions equal to their unreturned Capital Contributions;

                  (b) Second, to Tancredi until Tancredi has been distributed an aggregate amount equal to the excess of (1) the number of Initial Shares and Vested Shares as of the date of distribution multiplied by the Fair Market Value per share, over (2) the number of Vested Shares multiplied by $.75; and

                  (c) Thereafter, the balance to Pearce.

         Section 6.1.4 Payments On Note. Net Cash Flow from the repayment of the Note (as defined in Section 4.1) by Tancredi shall be distributed to Pearce.

         Section 6.1.5 Distribution of Assets in Kind. At the option of either Tancredi or Pearce, the Company may distribute any assets in kind. If cash and property are to be distributed simultaneously, the Company, shall distribute such cash and property in the same proportion to each Member (e.g., if one Member's distributive share consists of 75% cash and 25% property, the other Member's distributive share shall also consist of 75% cash and 25% property), unless agreed to by all Members. For purposes of determining amounts distributable to the respective Members under this Section 6.1.5, any property to be distributed in kind shall be valued at its Fair Market Value and the amount of Profits or Losses that would have been realized had such assets been sold at their Fair Market Value, shall be allocated to the Capital Accounts of the Members pursuant to Sections 5.1 and 5.2 immediately prior to such distribution.

                                   ARTICLE VII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

         Section 7.1 Books of Account. At all times during the existence of the Company, the Members shall keep or cause to be kept full and true books of account in accordance with the accounting method followed by the Company and in accordance with generally accepted accounting principles applied in a consistent manner, which shall reflect all Company transactions, the state of the Company's business and financial condition as well as otherwise being appropriate and adequate for the Company's business. Those books of account shall at all times be maintained at the principal office of the Company.

         Section 7.2 Financial Reports. As soon as practicable after the close of each fiscal year, each Member shall receive from the Company the financial statements of the Company for that fiscal year, prepared in accordance with generally accepted accounting principles consistently applied, including a balance sheet, a profit and loss statement, and a statement of cash flows, and a report showing (i) contributions and distributions, whether actual or deemed, to the Members and allocations to the Members of Company taxable income, gains, losses, deductions, credits and items of tax preference for that fiscal year,
(ii) all necessary tax or other reporting information reasonably required by the Members for preparation of their respective income tax and information returns or reports, (iii) a copy of all of the Company's income tax returns for the previous fiscal year and (iv) the Percentage Interests of the Members as of the end of that year. As soon as practicable after the close of each of the first three quarterly periods of each fiscal year of the Company but in no event later than 75 days after the close of the quarterly period, each Member shall receive from the Company for that period, prepared on a basis consistent with the Company's method of accounting: (w) a balance sheet, (x) a profit and loss statement, (y) a statement of cash flows and (z) a report showing contributions by and distributions, whether actual or deemed, to the Members and the Percentage Interests of the Members as of the end of that quarter.

         Section 7.3 Accounting Decisions. Except as specifically provided to the contrary herein, all decisions as to accounting matters involving Company operations shall be made by the Members in good faith.

         Section 7.4 Taxable Year; Accounting Method, Elections. The Company's taxable and fiscal years shall be the calendar year. The Company shall use the accrual method of accounting. All elections required or permitted to be made by the Tax Matters Member under the Code shall be made by Pearce. The Company may elect to deduct expenses incurred in organizing the Company ratably over a 60-month period as provided in section 709 of the Code. In case of a permitted transfer of all or part of any Interest, the Company may elect in a timely manner pursuant to section 754 of the Code and pursuant to corresponding provisions of any other applicable tax laws to adjust the basis of the assets of the Company pursuant to sections 734 and 743 of the Code.

         Section 7.5 Deposit of Initial Shares and Vested Shares. All Initial Shares and any Vested Shares shall be deposited into a safe-deposit box leased by the Company which shall require the signature of Tancredi for access to such safe-deposit box.

                                  ARTICLE VIII

                  TRANSFER OF INTEREST; ADMISSION, WITHDRAWAL,
                        DISABILITY OR REMOVAL OF MEMBERS

         Section 8.1 Limitation on Transfers of Interests. No Member may sell, transfer, assign, convey or grant (collectively, "Transfer") a security interest all or any part of its Interest (either voluntarily or by operation of law) unless jointly agreed upon by the Members, notwithstanding a withdrawal pursuant to Section 8.3. Any act in violation of this Section 8.1 shall be null and void ab initio.

         Section 8.2 Admission of Members. At any time or from time to time, the Members may cause one or more Persons to be admitted as new Members and shall, upon such admission, reallocate the Percentage Interests of the Members, provided that the prior written consent of all Members shall have been obtained prior to such admission. Each such new Member shall be admitted upon that new Member's execution of an appropriate joinder to this Agreement pursuant to which that new Member agrees to be bound by the terms and provisions hereof. Each such new Member shall, at the discretion of the existing Members, be subject to a charge in an amount required to defray the expenses of the Company in connection with that admission. This Agreement shall constitute the irrevocable consent of all Members to the admission of new Members pursuant to this Section.

         Section 8.3 Withdrawal of Tancredi. At any time after the earlier of
(i) four years from the date of the Agreement or (ii) the termination of Tancredi's employment under the Executive Employment Agreement (as provided for in the Executive Employment Agreement), Tancredi or his estate may, by written notice to but without the prior consent of Pearce, elect to withdraw from the Company. As soon as reasonably practicable after receipt of such notice (the "Withdrawal Notice"), the Members shall cause the distribution to such Member of such amounts in cash or in kind, at either Tancredi or Pearce's option, as would be distributed to such Member pursuant to Section 6.1.3 after giving effect to an adjustment in Gross Asset Value of all Company assets on the date the Withdrawal Notice is given in accordance with clause (ii) contained in the definition of Gross Asset Value and after allocating Profits and Losses under
Article V and making adjustments to Capital Accounts under Article IV as if other Company assets had been sold on the date the Withdrawal Notice is given for an amount equal to such adjusted Gross Asset Value; provided that, if Tancredi voluntarily terminates his employment with Seal (pursuant to Section 7(d) of the Executive Employment Agreement) prior to April 1, 2000 and elects to withdraw from the Company pursuant to this Section 8.3, no distribution shall be made to Tancredi prior to April 1, 2000. If Tancredi withdraws from the Company, he shall not be entitled to sell his Initial Shares and Vested Shares for two years from the date of such withdrawal, except in a private transaction sale to a person who agrees not to Transfer such shares of Seal in the public market for the period ending two years from the date of Withdrawal; provided, however, that this restriction shall lapse at the end of four years from the date of the Agreement. Pearce and Tancredi shall execute any supplement or amendment to this Agreement or into such new agreements as shall be necessary or appropriate to accomplish the foregoing. Tancredi acknowledges and agrees that a restrictive legend referencing the restriction on Transfer contained herein shall be affixed to any stock certificate representing shares of stock distributed to him in connection with his withdrawal. Except as provided in this Section, no Member shall have the right to withdraw as a Member of the Company.

         Section 8.4 Death, Disability or Bankruptcy of a Member. The Company shall continue and shall not dissolve upon the Bankruptcy, death or Disability (as defined in Section 7(d) of the Executive Employment Agreement ) of any Member (the "Disabled Member"). Upon the occurrence of any such Bankruptcy, death or Disability of a Member, the Disabled Member or the personal or legal representatives of the Disabled Member, by written notice to the Members (a "Deemed Withdrawal Notice"), shall have the right to cause the Company to distribute to the Disabled Member's personal or legal representatives all Company assets that such Member (including Pearce as though he had a right to withdraw pursuant to such Section) would have been entitled to receive had he withdrawn from the Company in accordance with Section 8.3 above, in the form and manner provided in such Section including without limitation, the restrictions on Transfer of any shares of Stock distributed in connection with such withdrawal, and upon such distribution, the Disabled Member and his personal or legal representatives shall have no further interest in the Company. Until such time as notice shall have been given pursuant to this Section 8.4, but not thereafter (with such Disabled Member no longer being considered a Member of the Company), the Disabled Member's personal or legal representatives shall have all of the rights of such Member as are necessary or incidental to the administration of his Interest, including, without limitation, the right to receive all allocations and distributions to which the Disabled Member would have been entitled under this Agreement. If the Bankruptcy or Disability of the Disabled Member ceases prior to any distribution pursuant to this Section 8.4, the provisions of this Section 8.4 shall no longer apply with respect to such Member's Interest, and such Member shall continue as a Member of the Company, provided that the Members give notice to the personal or legal representatives of the Disabled Member prior to any distribution pursuant to this Section 8.4. The Members may delay distributions pursuant to this Section 8.4 in the event the Members believe there are unresolved issues regarding the proper distributee hereunder until the Members have determined to their satisfaction the appropriate distributee(s). In making any such determination, the Members may rely upon the advice of counsel and shall be fully protected for any actions based on such advice.


                                   ARTICLE IX

                                   AMENDMENTS

         No amendment hereof, whether or not such amendment adversely affects the rights of the Members hereunder shall be effective without the consent of each of the Members.

                                    ARTICLE X

                           DISSOLUTION OF THE COMPANY

         Section 10.1 Events Causing Dissolution. The Company shall be dissolved and its affairs wound up on the first to occur of the following:

                  (a) as required under the Delaware LLCA;

                  (b) the entry of a decree of judicial dissolution under the
                      Delaware LLCA;

                  (c) if the Members shall determine in writing that the Company should be dissolved; or

                  (d) the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom.

         Section 10.2 Liquidation. Upon the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and subject to any applicable provision of the Delaware LLCA, after payment of, or adequate provision for, the debts and obligations of the Company, the remaining assets of the Company shall be distributed (or deemed distributed in the event of a termination under Code Section 708(b)(1)(B)) to the Members (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs) in proportion to the positive balances in their Capital Accounts and the balance of such assets, if any, shall be distributed to the Members in proportion to their respective Percentage Interests.


                                   ARTICLE XI

                     EXCULPATION; INDEMNIFICATION; EXPENSES

         Section 11.1 Exculpation. To the extent not inconsistent with applicable law, neither the Members nor any of their respective officers, directors, employees or Affiliates shall be liable, responsible or accountable in damages or otherwise to the Company or to the other Members for any action taken or for any failure to act on behalf of the Company after the date hereof in connection with the business or operations of the Company, unless the act or omission constituted gross negligence or willful misconduct.

         Section 11.2 Indemnification. To the extent not inconsistent with applicable law, the Company shall indemnify and hold harmless the Members and all of their respective officers, directors, employees and Affiliates from and against any loss, liability, damage, claim or expense (including, but not limited to, any judgment, award or settlement and reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim) arising out of (a) any acts or omissions or alleged acts or omissions in connection with their activities or the activities of any of their respective employees or agents on behalf of the Company after the date hereof or in connection with the business or operations of the Company after the date hereof and (b) any liability imposed upon any of them under any statute, rule or regulation applicable to the Company; provided that the acts or omissions or the alleged acts or omissions upon which the action or threatened action, proceeding or claim is based did not constitute gross negligence or willful misconduct by the indemnified party. A Member seeking such indemnification shall have the right to control the defense of any such loss, damage, claim, liability or expense, and the Company shall pay the costs and expenses thereof on a current basis.

         Section 11.3 Company Expenses. Except as otherwise set forth herein, Pearce shall pay all costs and expenses relating to the establishment, maintenance and operations of the Company, including without limitation accounting and legal expenses. Tancredi shall have no obligation to pay such costs and expenses.


                                   ARTICLE XII

                                  MISCELLANEOUS

         Section 12.1 Severability. Each provision hereof is intended to be severable and the invalidity or illegality of any portion of this Agreement shall not affect the validity or legality of the remainder hereof.

         Section 12.2 Headings. Headings contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

         Section 12.3 Binding Agreement. The terms and provisions of this Agreement shall be binding upon, and inure to the benefit of the successors, permitted assigns, personal representatives, estates, heirs and legatees of the respective Members.

         Section 12.4 Applicable Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the Cayman Islands.

         Section 12.5 Entire Agreement; No Oral Modification. This Agreement constitutes the entire agreement of the parties hereto with respect to the matters set forth herein and supersedes any prior understanding or agreement, oral or written, with respect thereto. This Agreement may not be modified or amended except in a writing executed by the Persons entitled to adopt such modification or amendment as provided herein.

         Section 12.6 Agreement in Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart.

         Section 12.7 No Right of Partition. No Member shall have the right to bring an action for partition against the Company. Each Member hereby irrevocably waives any and all rights which it may have to maintain an action to partition Company property or to compel any sale or transfer thereof.

         Section 12.8 Qualification and Assumed Name Filings. The Members may cause the Company to qualify to do business and file an assumed or fictitious name certificate in each jurisdiction where the activities of the Company make such qualification or filing necessary. A Company office or principal place of business may be designated from time to time by the Members anywhere in the United States.

         Section 12.9 Jurisdiction and Venue. In any action, dispute or litigation brought under or relating to this Agreement or the Company or its operations, the Members agree to the non-exclusive jurisdiction and venue of any United States District Court located in the State of New York and the appellate courts to which orders and judgments thereof may be appealed and in any such action, dispute or litigation the Members agree that in addition to any method for service of process permitted or required by said courts, to the fullest extent permitted by law, service of process may be made by prepaid certified mail with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service. EACH OF THE MEMBERS HEREBY WAIVES TRIAL BY JURY IN ANY PROCEEDING BROUGHT UNDER OR RELATING TO THIS AGREEMENT OR RELATING TO THE COMPANY OR ITS OPERATIONS.

         Section 12.10 Notices. Unless otherwise provided herein or waived by the Member being charged therewith, all notices, demands, consents or other communications required or permitted to be given or made under this Agreement shall be in writing and shall be given to the Company at 5601 North Dixie Highway, Suite 411, Fort Lauderdale, Florida 33334 to any Member at his or her addresses as set forth in the Company's records or to such other address as the Company or any party hereto shall hereafter specify by notice to the other parties hereto.

         Section 12.11 No Third Party Beneficiary. This Agreement is made solely and specifically between and for the benefit of the parties hereto, and their respective successors and permitted assigns, and no other Person shall have any rights, interest or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

         IN WITNESS WHEREOF, the parties hereto have entered into this Limited Liability Company Agreement as of the date first above written.



Dated: June 10, 1999



                              Member


                              /s/ M. Lee Pearce, M.D.
                              --------------------------------------------
                              M. Lee Pearce, M.D.


                              Member


                              /s/ Robert Tancredi, M.D.
                              --------------------------------------------
                              Robert Tancredi, M.D.

                                   SCHEDULE A




                                 Original Capital              Opening Capital
Managing Member                  Contributions                 Account Balances
---------------                  ----------------              ----------------
M. Lee Pearce, M.D.              2,000,000 shares of             $1,500,000 US
                                 Seal Holdings, Corp.

Member
------
Robert Tancredi, M.D.            $45,000 and a five year         $  225,000 US
                                 Note with a principal
                                 value of $180,000

                                    EXHIBIT B

                             JOINT FILING AGREEMENT


         The undersigned hereby agree to the joint filing of Amendment No. 1 to
Schedule 13D (the "13D Amendment") and any subsequent Amendments relating to the 13D Amendment. Such Amendments shall be deemed filed on behalf of each of the undersigned.

Dated as of the 14th day of June, 1999.

                                    /s/ M. Lee Pearce, M.D.
                                    ----------------------------------
                                    M. Lee Pearce, M.D.

                                    /s/ Robert G. Tancredi, M.D.
                                    ----------------------------------
                                    Robert G. Tancredi, M.D.